Cue Energy Resources Limited

A.B.N. 45 066 383 971

07027708

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

SUPPL

9 October 2007

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

per

Andrew M Knox
Public Officer

Enc.

dw 11/6

CUE ENERGY RESOURCES LIMITED

ABN 45 066383971

NOTICE OF ANNUAL GENERAL MEETING

and

EXPLANATORY MEMORANDUM

Date of Meeting	8th November 2007
Time of Meeting	10.30 am
Place of Meeting	Computershare Investor Services Pty Ltd Yarra Falls, 452 Johnston Street Abbotsford Melbourne VIC 3067

This Notice of Annual General Meeting and Explanatory Memorandum should be read in their entirety. If shareholders are in doubt as to how they should vote, they should seek advice from their accountant, solicitor or other professional adviser prior to voting.

CUE ENERGY RESOURCES LIMITED
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

The Secretary
Cue Energy Resources Limited
Level 21
114 William Street
Melbourne, Victoria 3000
Australia
Fax No: (61) 3 9670 8661

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of **Cue Energy Resources Limited** (the Company) will be held at 452 Johnston Street, Abbotsford Vic 3067, Australia, on 8th day of November 2007, commencing at 10.30am for the purpose of transacting the following items of business.

The Explanatory Notes which forms part of this Notice of Annual General Meeting describes certain matters to be considered at the annual general meeting.

AGENDA

Ordinary Business

Item 1 - Financial Report

To receive and consider the Financial Report for the year ended 30 June 2007 and the reports of the Directors and the Auditors thereon.

To consider and, if thought fit, pass the following resolutions, with or without amendment, as ordinary resolutions of the Company:

Item 2 - Resolution 1: Remuneration Report

"To adopt the Remuneration report for the Year ended 30 June 2007."

(Details of the resolution are contained in the Explanatory Notes)

Item 3 - Resolution 2: Re-election of Director Mr. L. Musca

In accordance with the Company's Constitution, Mr. L. Musca retires by rotation and, being eligible, offers himself for re-election.

(Details of the resolution are contained in the Explanatory Notes)

Item 4 – General Business

To consider any other business as may be lawfully put forward in accordance with the constitution of the Company.

Explanatory Notes

1. The Company's Annual Financial Report and the Reports of the Directors and Auditor thereon

The Directors will table, for the consideration of members, the Company's Annual Financial Report and the reports of the Directors and Auditor thereon, for the year ended 30 June 2007.

2. Ordinary Resolutions

Resolutions 1 and 2 are ordinary resolutions which, to be passed, require at least 50% of the votes cast by members entitled to vote on the resolution to be voted in favour of the resolution.

Resolution 1: Remuneration Report

"To adopt the remuneration report for the Year ended 30 June 2007."

Explanation

The Corporations Act 2001 requires listed companies to put to shareholders at the AGM a non-binding resolution concerning the Remuneration Report which is contained in the Directors' Report section of the Annual Report.

Shareholders will be given an opportunity to ask questions concerning the Remuneration Report at the AGM.

As stated, the resolution is non-binding.

Resolution 2: Re-election of Director

"...... retires by rotation and, being eligible, offers himself for re-election."

Explanation

The Constitution of the Company requires that at every annual general meeting, one-third or the closest number to one-third of the Directors, shall retire from office and provides that such Directors are eligible for re-election at the meeting.

Voting by Proxy
PROXY, REPRESENTATIVE AND VOTING ENTITLEMENT INSTRUCTIONS

PROXY AND BODY CORPORATE REPRESENTATIVE INSTRUCTIONS

Shareholders are entitled to appoint up to two individuals to act as proxies to attend and vote on their behalf. Where more than one proxy is appointed each proxy may be appointed to represent a specific proportion of the shareholder's voting rights. If the appointment does not specify the proportion or number of votes each proxy may exercise, each proxy may exercise half of the votes.

Shareholders who are a body corporate are able to appoint representatives to attend and vote at the Meeting under Section 250D of the Corporations Act 2001 (Cwlth).

The proxy form (and the power of attorney or other authority, if any, under which the proxy form is signed) and certificates appointing body corporate representatives or a copy or facsimile which appears on its face to be an authentic copy of the proxy form (and the power of attorney or other authority) or certificate appointing a body corporate representative must be deposited at, posted to, or sent by facsimile transmission to the Company's office, Level 21,114 William Street, Melbourne 3000 or fax# (61) (03) 96708661, not less than 48 hours before the time for holding the Meeting, or adjourned meeting as the case may be, at which the individual named in the proxy form proposes to vote.

The proxy form must be signed by the shareholder or his/her attorney duly authorized in writing or, if the shareholder is a corporation, in the manner permitted by the Corporations Act.

The proxy may, but need not, be a shareholder of the Company.

In the case of shares jointly held by two or more persons, all joint holders must sign the proxy form.

A proxy form is attached to this Notice.

VOTING ENTITLEMENT

For the purposes of determining voting entitlements at the Meeting, shares will be taken to be held by the persons who are registered as holding the shares at 10.30 am, 6th November 2007. Accordingly, transactions registered after that time will be disregarded in determining entitlements to attend and vote at the Meeting.

By order of the Board

A.M. Knox
Company Secretary

6 October 2007
Melbourne

END